FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

The Securities and Exchange Act of 1934

For the date of June 9, 2004

SIGNET GROUP plc

(Translation of registrant’s name into English)

Zenith House

The Hyde

London NW9 6EW

England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Embargoed until 7.30 a.m. (BST)
Signet Group plc (LSE: SIG, Nasdaq NMS: SIGY)	9 June 2004

SIGNET REPORTS STRONG FIRST QUARTER RESULTS

Signet Group plc (LSE: SIG and Nasdaq NMS: SIGY), the world’s largest speciality retail jeweller, today announces its first quarter results for the 13 week period 1 February to 1 May 2004.

Group

Group profit before tax was £28.1 million (Q1 2003/04: £24.1 million), up by 33.2% at constant exchange rates (see note 8 for reconciliation). On a reported basis the increase was 16.6% reflecting the weakening of the average US dollar rate to £1/$1.84 from £1/$1.59 in the comparable period last year. Like for like sales rose by 8.7%. Total sales at £344.6 million (Q1 2003/04: £342.9 million) advanced by 11.6% at constant exchange rates and by 0.5% on a reported basis. Operating profit at £30.2 million (Q1 2003/04: £27.2 million) increased by 27.4% at constant exchange rates and by 11.0% on a reported basis. Operating margin rose to 8.8% (Q1 2003/04: 7.9%), while the gross margin decreased slightly compared with the same quarter last year. The tax rate was 34.5% (Q1 2003/04: 35.5%). Earnings per share rose by 22.2% to 1.1p (Q1 2003/04: 0.9p), equivalent to $0.58 per ADR (diluted).

United States (circa 69% of Group annual sales)

Operating profit at £28.7 million (Q1 2003/04: £26.2 million) was up by 26.4% at constant exchange rates and by 9.5% on a reported basis. The operating margin increased to 11.6% (Q1 2003/04: 10.5%), reflecting leverage from the increase in like for like sales.

Like for like sales rose by 9.5% reflecting consistent execution of the division’s growth strategy and benefit from soft comparatives in the previous year. Total sales increased by 14.4% at constant exchange rates to £247.4 million (Q1 2003/04: £250.3 million) but fell by 1.2% on a reported basis. Gross margin eased reflecting anticipated mix changes and the increased cost of gold offset partially by a range of management initiatives including an increase in selling prices implemented in late February. The bad debt ratio fell slightly compared to the first quarter of last year.

United Kingdom (circa 31% of Group annual sales)

The UK business continued to perform strongly with like for like sales growth ahead of the general retail market. Operating profit rose to £3.0 million (Q1 2003/04: £2.4 million) on total sales up by 5.0% to £97.2 million (Q1 2003/04: £92.6 million). Like for like sales increased by 6.7%, with H.Samuel up 4.2% and Ernest Jones up 10.2%. The operating margin rose to 3.1% (Q1 2003/04: 2.6%) and the gross margin was also up. Both chains saw a further increase of diamonds in the sales mix. Central administrative functions are being relocated and consolidated to enhance efficiency which should result in future cost savings of about £0.6 million per annum. This is likely to result in a non-recurring charge of approximately £1.75 million in the second quarter.

Group Costs, Financial Items and Net Debt

Group costs were £1.5 million (Q1 2003/04: £1.4 million). Net interest payable was £2.1 million (Q1 2003/04: £3.1 million), after crediting £0.3 million in respect of FRS 17 (Q1 2003/04: £0.2 million credit). Net debt at 1 May 2004 was £68.2 million (3 May 2003: £137.7 million), reflecting the improved position at 31 January 2004 and the benefit of favourable exchange translation movements.

Comment

Terry Burman, Group Chief Executive, commented: “The Group had an excellent first quarter with a 16.6% increase in reported profit before tax, equivalent to a rise of 33.2% at constant exchange rates. The quarter was marked by particularly strong trading during the Valentine’s Day period.

The US business again outperformed its main competition. Operating profit rose by 26.4% at constant exchange rates primarily driven by 9.5% growth in like for like sales. Further enhancements in customer service and increased television advertising were important contributors to the excellent progress made in the quarter.

The UK division also had a strong first quarter with like for like sales up by 6.7% resulting in increased operating profit. The drive to grow diamond sales showed further success with upgrading of staff training and customer service contributing to the uplift. The modernisation programme continues with 22 stores completed during the first quarter and 85 in total planned for this year compared to 32 stores last year.”

Enquiries:

Terry Burman, Group Chief Executive	+44 (0) 20 7399 9520
Walker Boyd, Group Finance Director	+44 (0) 20 7399 9520

Mike Smith, Brunswick	+44 (0) 20 7404 5959

A conference call for all interested parties will take place today at 3.00 p.m. BST.

European dial-in:	+44 (0) 20 7984 7582	Password: “Signet”

European 48 hr replay:	+44 (0) 20 7984 7578	Access code: 354916

US dial-in:	+1 718 354 1158	Password: “Signet”

US 48 hr replay:	+1 718 354 1112	Access code: 354916

The Annual General Meeting will take place at 12.00 Noon today. The second quarter sales performance for the 13 weeks ending 31 July 2004 is expected to be announced on Thursday 5 August 2004.

Signet operated 1,717 speciality retail jewellery stores at 1 May 2004; these included 1,115 stores in the US, where the Group trades as “Kay Jewelers”, “Jared The Galleria Of Jewelry” and under a number of regional names. At that date Signet operated 602 stores in the UK, where the Group trades as “H.Samuel”, “Ernest Jones” and “Leslie Davis”. Further information on Signet is available at www.signetgroupplc.com.

This release includes statements which are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, based upon management’s beliefs as well as on assumptions made by and data currently available to management, appear in a number of places throughout this release and include statements regarding, among other things, our results of operation, financial condition, liquidity, prospects, growth, strategies and the industry in which the Group operates. Our use of the words “expects,” “intends,” “anticipates,” “estimates,” “may,” “forecast,” “objective,” “plan” or “target,” and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to general economic conditions, the merchandising, pricing and inventory policies followed by the Group, the reputation of the Group, the level of competition in the jewellery sector, the price and availability of diamonds, gold and other precious metals, seasonality of the Group’s business and financial market risk.

For a discussion of these and other risks and uncertainties which could cause actual results to differ materially, see the “Risk and Other Factors” section of the Company’s 2003/04 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 22, 2004 and other filings made by the Company with the Commission. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

SIGNET GROUP plc

Unaudited interim consolidated profit and loss account

for the 13 weeks ended 1 May 2004

		13 weeks ended 1 May 2004	13 weeks ended 3 May 2003	52 weeks ended 31 January 2004
	Notes	£m	£m	£m
Sales	2,8	344.6	342.9	1,617.2

Operating profit	2,8	30.2	27.2	222.3
Net interest payable and similar charges	3	(2.1)	(3.1)	(10.4)

Profit on ordinary activities before taxation	8	28.1	24.1	211.9
Tax on profit on ordinary activities	4	(9.7)	(8.6)	(74.7)

Profit for the financial period		18.4	15.5	137.2
Dividends		—	—	(43.2)
Retained profit attributable to shareholders		18.4	15.5	94.0
Earnings per share —basic —diluted	6	1.1p 1.1p	0.9p 0.9p	8.0p 7.9p

All of the above relates to continuing activities.

Unaudited consolidated balance sheet

at 1 May 2004

		1 May 2004	3 May 2003	31 January 2004
	Notes	£m	£m	£m
Fixed assets
Intangible assets		17.0	20.0	16.8
Tangible assets		210.7	209.1	202.8

		227.7	229.1	219.6

Current assets
Stocks		574.2	578.9	541.5
Debtors (see note below)		318.6	331.1	339.5
Cash at bank and in hand		113.5	71.5	128.0

		1,006.3	981.5	1,009.0
Creditors: amounts falling due within one year		(300.0)	(298.5)	(332.0)
Bank loans and overdrafts		(29.7)	(28.4)	(59.3)
Other		(270.3)	(270.1)	(272.7)

Net current assets (see note below)		706.3	683.0	677.0

Total assets less current liabilities		934.0	912.1	896.6
Creditors: amounts falling due after more than one year		(162.0)	(193.6)	(157.2)
Bank loans		(150.3)	(175.6)	(146.2)
Other		(11.7)	(18.0)	(11.0)

Deferred tax		(5.6)	—	(5.4)
Provisions for liabilities and charges		(6.3)	(7.4)	(6.4)

Total net assets		760.1	711.1	727.6

Capital and reserves – equity
Called up share capital		8.7	8.6	8.6
Reserves		751.4	702.5	719.0

Shareholders’ funds	7	760.1	711.1	727.6

Note: Debtors and net current assets include amounts recoverable after more than one year of £1.7 million (3 May 2003: £5.6 million, 31 January 2004: £1.2 million).

Unaudited consolidated statement of total recognised gains and losses for the 13 weeks ended 1 May 2004

	13 weeks ended 1 May 2004	13 weeks ended 3 May 2003	52 weeks ended 31 January 2004
	£m	£m	£m
Profit for the financial period	18.4	15.5	137.2
Translation differences	17.0	17.1	(96.7)
Actuarial gain arising on pension asset	—	—	6.4
Prior year adjustment on adoption of FRS 17 – ‘Retirement Benefits’	—	—	(18.1)

Total recognised gains and losses relating to the period	35.4	32.6	28.8

Unaudited consolidated cash flow statement

for the 13 weeks ended 1 May 2004

	13 weeks ended 1 May 2004	13 weeks ended 3 May 2003	52 weeks ended 31 January 2004
	£m	£m	£m
Net cash inflow from operating activities	49.5	36.8	203.8
Net cash outflow from returns on investments and servicing of finance	(2.4)	(3.1)	(11.0)
Taxation paid	(16.7)	(20.9)	(69.0)
Net cash outflow for capital expenditure	(13.0)	(9.4)	(50.7)
Equity dividends paid	—	—	(36.7)

Cash inflow before use of liquid resources and financing	17.4	3.4	36.4
Management of liquid resources– decrease/(increase) in bank deposits	15.6	18.9	(42.4)
Financing – proceeds from issue of shares	1.8	0.1	6.3
– purchase of own shares	(4.8)	—	—
– repayment of bank loans	(0.8)	(0.1)	(12.1)

Increase/(decrease) in cash in the period	29.2	22.3	(11.8)

Reconciliation of net cash flow to movement in net debt

Increase/(decrease) in cash in the period	29.2	22.3	(11.8)
Cash outflow from decrease in debt	0.8	0.1	12.1
Cash (inflow)/outflow from (decrease)/increase in liquid resources	(15.6)	(18.9)	42.4

Change in net debt resulting from cash flows	14.4	3.5	42.7
Translation difference	(2.7)	(1.1)	17.5

Movement in net debt in the period	11.7	2.4	60.2
Opening net debt	(79.9)	(140.1)	(140.1)

Closing net debt	(68.2)	(137.7)	(79.9)

Reconciliation of operating profit to operating cash flow

Operating profit	30.2	27.2	222.3
Depreciation and amortisation charges	9.2	9.3	40.4
Increase in stocks	(20.9)	(29.3)	(44.9)
Decrease/(increase) in debtors	28.6	23.1	(31.1)
Increase in creditors	2.5	6.6	18.2
Decrease in other provisions	(0.1)	(0.1)	(1.1)

Net cash inflow from operating activities	49.5	36.8	203.8

Notes to the unaudited interim financial results

for the 13 weeks ended 1 May 2004

1.	Basis of preparation

These interim financial statements are unaudited and do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. They have been prepared on a basis which is consistent with the financial statements for the 52 weeks ended 31 January 2004. The comparative figures for the 52 weeks ended 31 January 2004 are not the Company’s statutory accounts for that period. Those accounts have been reported on by the Company’s auditors under Section 235 of the Companies Act 1985 and have not yet been delivered to the Registrar of Companies. The report of the auditors was unqualified and did not contain a statement under Section 237(2) or Section 237(3) of the Companies Act 1985.

2.	Segment information

	13 weeks ended 1 May 2004	13 weeks ended 3 May 2003	52 weeks ended 31 January 2004
	£m	£m	£m
Sales by origin and destination
UK, Channel Islands & Republic of Ireland	97.2	92.6	501.0
US	247.4	250.3	1,116.2

	344.6	342.9	1,617.2

Operating profit/(loss)
UK, Channel Islands & Republic of Ireland
— Trading(1)	3.0	2.4	76.6
— Group central costs	(1.5)	(1.4)	(5.7)

	1.5	1.0	70.9
US	28.7	26.2	151.4

	30.2	27.2	222.3

The Group’s results derive from one business segment—the retailing of jewellery, watches and gifts.

(1) UK trading profit for the 13 weeks ended 1 May 2004 includes a charge of £0.7 million relating to pension net service cost in accordance with FRS 17 – ‘Retirement Benefits’ (13 weeks ended 3 May 2003: £0.7 million, 52 weeks ended 31 January 2004: £2.5 million).

3.	Net interest payable and similar charges

	13 weeks ended 1 May 2004	13 weeks ended 3 May 2003	52 weeks ended 31 January 2004
	£m	£m	£m
Net interest payable	(2.4)	(3.3)	(11.0)
FRS 17 — net interest credit	0.3	0.2	0.6

	(2.1)	(3.1)	(10.4)

4.	Taxation

The net taxation charge in the profit and loss account for the 13 weeks to 1 May 2004 has been based on the anticipated effective taxation rate for the 52 weeks ending 29 January 2005.

Notes to the unaudited interim financial results

for the 13 weeks ended 1 May 2004

5.	Translation differences

The exchange rates used for the translation of US dollar transactions and balances in these interim statements are as follows:

	1 May 2004	3 May 2003	31 January 2004
Profit and loss account (average rate)	1.84	1.59	1.68
Balance sheet (closing rate)	1.77	1.60	1.82

The effect of restating the balance sheet at 3 May 2003 to the exchange rates ruling at 1 May 2004 would be to decrease net debt by £15.6 million to £122.1 million. Restating the profit and loss account would decrease the pre-tax profit for the 13 weeks ended 3 May 2003 by £3.0 million to £21.1 million.

6.	Earnings per share

	13 weeks ended 1 May 2004	13 weeks ended 3 May 2003	52 weeks ended 31 January 2004
	£m	£m	£m
Profit attributable to shareholders	18.4	15.5	137.2

Weighted average number of shares in issue (million)	1,727.6	1,713.9	1,718.4
Dilutive effect of share options (million)	14.1	10.5	12.5

Diluted weighted average number of shares (million)	1,741.7	1,724.4	1,730.9

Earnings per share—basic — diluted	1.1p 1.1p	0.9p 0.9p	8.0p 7.9p

The number of shares in issue at 1 May 2004 was 1,730,211,626 (3 May 2003: 1,714,002,284 shares, 31 January 2004: 1,726,190,848 shares).

7.	Changes in shareholders’ equity

	Share capital	Share premium account	Revaluation reserve	Special reserves	Profit and loss account	Total
	£m	£m	£m	£m	£m	£m
Balance at 31 January 2004	8.6	60.7	3.1	142.2	513.0	727.6
Retained profit	—	—	—	—	18.4	18.4
Share options exercised	0.1	1.8	—	—	—	1.9
Purchase of own shares(1)	—	—	—	—	(4.8)	(4.8)
Translation differences	—	—	—	(10.4)	27.4	17.0

Balance at 1 May 2004	8.7	62.5	3.1	131.8	554.0	760.1

(1)	Shares purchased to satisfy the exercise of share options granted to employees of Signet Group plc and its subsidiaries.

Notes to the unaudited interim financial results

for the 13 weeks ended 1 May 2004

8.	Impact of constant exchange rates

The Group has historically used constant exchange rates to compare period-to-period changes in certain financial data. This is referred to as ‘at constant exchange rates’ throughout this release. The Group considers this a useful measure for analysing and explaining changes and trends in the Group’s results. The impact of the re-calculation of sales, operating profit, profit before tax and net debt at constant exchange rates, including a reconciliation to the Group’s GAAP results, is analysed below.

13 weeks ended 1 May 2004	13 weeks ended 1 May 2004	13 weeks ended 3 May 2003 as reported	Growth at actual exchange rates	Impact of exchange rate movement	At constant exchange rates (non-GAAP)	Growth at constant exchange rates (non-GAAP)
	£m	£m	%	£m	£m	%
Sales by origin and destination
UK, Channel Islands & Republic of Ireland	97.2	92.6	5.0	—	92.6	5.0
US	247.4	250.3	(1.2)	(34.0)	216.3	14.4
	344.6	342.9	0.5	(34.0)	308.9	11.6

Operating profit/(loss)
UK, Channel Islands & Republic of Ireland
— Trading	3.0	2.4	25.0	—	2.4	25.0
— Group central costs	(1.5)	(1.4)	n/a	—	(1.4)	n/a
	1.5	1.0	n/a	—	1.0	n/a
US	28.7	26.2	9.5	(3.5)	22.7	26.4
	30.2	27.2	11.0	(3.5)	23.7	27.4

Profit before tax	28.1	24.1	16.6	(3.0)	21.1	33.2

At 1 May 2004	1 May 2004	3 May 2003 as reported	Impact of exchange rate movement	At constant exchange rates (non-GAAP)
	£m	£m	£m	£m
Net debt	(68.2)	(137.7)	15.6	(122.1)

Reconciliation of UK GAAP to US GAAP

for the 13 weeks ended 1 May 2004

Estimated effect on profit for the financial period of differences between UK GAAP and US GAAP

	13 weeks ended 1 May 2004	13 weeks ended 3 May 2003	52 weeks ended 31 January 2004
	£m	£m	£m
Profit for the financial period in accordance with UK GAAP	18.4	15.5	137.2
US GAAP adjustments:
Goodwill amortisation	0.3	0.3	1.1
Sale and leaseback transactions	0.2	0.2	0.8
Extended service plan revenues	(0.3)	(0.2)	(3.5)
Pensions	(0.2)	(0.5)	(1.9)
Stock compensation	(1.3)	(1.7)	0.7
US GAAP adjustments before taxation	(1.3)	(1.9)	(2.8)
Taxation	0.7	0.9	0.6
US GAAP adjustments after taxation	(0.6)	(1.0)	(2.2)
Net income attributable to shareholders in accordance with US GAAP	17.8	14.5	135.0

Income per ADS in accordance with US GAAP: — basic	30.9p	25.4p	235.7p
— diluted	30.7p	25.2p	234.0p
Weighted average number of ADSs outstanding (million): — basic	57.6	57.1	57.3
— diluted	58.1	57.5	57.9

Estimated cumulative effect on shareholders’ funds of differences between UK GAAP and US GAAP

	1 May 2004	3 May 2003	31 January 2004
	£m	£m	£m
Shareholders’ funds in accordance with UK GAAP	760.1	711.1	727.6
US GAAP adjustments:
Goodwill in respect of acquisitions (gross)	501.0	541.3	490.5
Adjustment to goodwill	(59.8)	(66.1)	(58.2)
Accumulated goodwill amortisation	(152.7)	(165.2)	(149.9)
Sale and leaseback transactions	(8.6)	(9.5)	(8.9)
Extended service plan revenues	(19.0)	(17.2)	(18.2)
Pensions	21.3	11.4	21.5
Depreciation of properties	(2.5)	(2.5)	(2.5)
Revaluation of properties	(3.1)	(3.1)	(3.1)
Dividends	37.3	30.9	37.3

US GAAP adjustments before taxation	313.9	320.0	308.5
Taxation	(0.9)	2.3	(1.3)

US GAAP adjustments after taxation	313.0	322.3	307.2

Shareholders’ funds in accordance with US GAAP	1,073.1	1,033.4	1,034.8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNET GROUP plc

By:	/s/ Walker Boyd

Name:	Walker Boyd
Title:	Group Finance Director

Date: June 9, 2004